 EXHIBIT 99.1

Eason Technology Limited Receives Notification from NYSE Regarding Delayed Form 20-F Filing

HONG KONG, May 23, 2025 /PRNewswire/ -- Eason Technology Limited (“Eason Technology” or the “Company”) (NYSE: DXF) today announced that it received a notice from NYSE Regulation indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”). The Company failed to timely file its Form 20-F for the period ended December 31, 2024 (the “2024 Form 20-F”) by the filing due date of May 15, 2025 (the “Filing Delinquency”). The Company is now subject to the procedures and requirements set forth in Section 1007 of the NYSE American Company Guide.

NYSE Regulation notified the Company that NYSE American will closely monitor the status of the Company’s 2024 Form 20-F and any subsequent delayed filings for a six-month period from the date of the Filing Delinquency until November 15, 2025 (the “Initial Cure Period”). If the Company fails to cure the Filing Delinquency within the Initial Cure Period, the Exchange may, in its sole discretion, allow the Company’s securities to be traded for up to an additional six-month period May 15, 2026 (the “Additional Cure Period”) depending on the Company’s specific circumstances. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 hereof. If the Exchange determines that an Additional Cure Period of up to six months is appropriate and the Company fails to file the 2024 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

As disclosed in the Form 12b-25 filed by the Company on April 30, 2025, the Company was unable, without unreasonable effort or expense, to file its 2024 Form 20-F as a result of a delay in completing its financial statements for the period ended December 31, 2024. The Company was not able to make the required filing by May 15, 2025. The Company is making all efforts to file the 2024 Form 20-F as soon as possible and within the Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

This delinquency notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

About Eason Technology Limited

Eason Technology Limited is a company engaged in real estate operation management and investment and digital technology security business in Hong Kong, China. The Company was formerly a licensed microfinance lender serving individuals and SMEs in Hubei Province, China, but has suspended offering loans to its customers since 2020.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.